Exhibit 23.2

Consent of Independent Registered

Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 31, 2010, that contains an explanatory paragraph regarding Clear Skies Solar, Inc.’s ability to continue as a going concern, relating to our audit of the consolidated balance sheet of Clear Skies Solar, Inc as of December 31, 2009, and the related consolidated statements of operations, stockholders’ deficiency and cash flows for the year then ended, which is included in the Annual Report on Form 10-K of Clear Skies Solar, Inc.

/s/ J. H. Cohn LLP

Jericho, New York

September 21, 2010